Filed by AVANT Immunotherapeutics, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: AVANT Immunotherapeutics, Inc.

Subject Company’s Commission File No.: 000-015006

2007 Third Quarter & Nine-Month Financial Results October 31, 2007

Forward Looking Statement This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the Merger, failure of AVANT’s stockholders to approve the Merger; AVANT’s or Celldex’s inability to satisfy the conditions of the Merger; AVANT’s inability to maintain its NASDAQ listing; the risk that AVANT’s and Celldex’s businesses will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates; the risks associated with reliance on outside financing to meet capital requirements; risks associated with Celldex’s new and uncertain technology; risks of the development of competing technologies; risks related to the combined company’s ability to protect its proprietary technologies; risks related to patent-infringement claims; risks of new, changing and competitive technologies and regulations in the U.S. and internationally; and other events and factors disclosed previously and from time to time in AVANT’s filings with the Securities and Exchange Commission, including AVANT’s Annual Report on Form 10-K for the year ended December 31, 2006. The companies do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This communication may be deemed to be solicitation material in respect of the proposed merger of AVANT and Celldex.  In connection with the proposed merger, AVANT and Celldex intend to file relevant materials with the SEC, including AVANT’s joint registration statement/proxy statement on Form S-4. SHAREHOLDERS OF AVANT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AVANT’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov, and AVANT shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from AVANT. Such documents are not currently available. Participants in the Solicitation The directors and executive officers of AVANT and Celldex may be deemed to be participants in the solicitation of proxies from the holders of AVANT common stock in respect of the proposed transaction.  Information about the directors and executive officers of AVANT is set forth in the proxy statement for AVANT’s most recent 10-K, which was filed with the SEC on March 16, 2007. Investors may obtain additional information regarding the interest of AVANT and its directors and executive officers, and Celldex and its directors and executive officers in the proposed transaction by reading the proxy statement regarding the acquisition when it becomes available.

AVANT and Celldex: An Ideal Strategic Fit Complementary immunotherapy-based pipelines addressing a broad spectrum of indications in large markets Human monoclonal antibodies and vaccines Strong technology platforms Vector vaccine delivery, manufacturing and preservation technologies APC Targeting Technology™ engine to generate new clinical product candidates on an ongoing basis Third-party funding and validation for Global Health Vaccine programs Abundant near-term development milestones Solid extended-life IP position cGMP manufacturing capabilities Exceptional management team Fully-integrated biopharmaceutical company with a diversified pipeline across several therapeutic areas and stages of development, creating substantial value and mitigating overall development risk.

AVANT/Celldex January 2008 Pipeline

Candidate	Indication	Pre-Clinical	Phase 1	Phase 2	Phase 3
ONCOLOGY					
CDX-110	Brain Cancer (Glioblastoma)				
CDX-1307	Solid Tumors				
CDX-1401	Solid Tumors				
INFECTIOUS DISEASE					
CholeraGarde®	Cholera				
Ty800	Typhoid				
ETEC/Cholera	Combination Travelers' Vaccine				
CDX-2401	HIV Prophylactic Vaccine				
INFLAMMATORY DISEASE					
TP10	AMD, Transplant and Other Indications	Transplant AMD			

3

Transaction Details Name: AVANT Immunotherapeutics, Inc. NASDAQ: AVAN Offices: MA and NJ Celldex shareholders to hold 58% of the merged company on a fully diluted basis; AVANT shareholders to hold 42% Expected Closing: Q1 2008 Reverse stock split to ensure compliance with NASDAQ’s listing requirements and position the company for future growth Reverse stock split details still being evaluated Subject to a vote of approval from AVANT shareholders $40M shelf registration to be updated

Transaction Details Management Team Una Ryan, PhD President and CEO Anthony Marucci Executive Vice President, Corporate Development Avery (Chip) Catlin Senior Vice President and CFO Thomas Davis, MD Senior Vice President and CMO Tibor Keler, PhD Senior Vice President and CSO Ronald Newbold, PhD Senior Vice President Business Development Brian Champion, PhD Vice President, Immunology Taha Keilani, MD Vice President, Medical & Regulatory Affairs Henry C. Marsh, PhD Vice President, Research Celldex Charles Schaller, Chairman George Elston Herbert Conrad Rajesh Parekh, DPhil AVANT Una Ryan, PhD Harry Penner, Jr Larry Ellberger Karen Shoos Lipton, JD Board of Directors with even representation

2008 Milestones Finalize merger and integration of companies: 1Q08 Announce clinical results on three lead immunotherapy products Phase 2 proof-of-concept data from Ty800 typhoid fever vaccine: 1H08 Phase 2b CDX-110 randomized trial data in frontline glioblastoma: YE08 Phase 1 data on lead APC Targeting cancer program, CDX-1307: 2H08 Initiate multiple Phase 1 studies in cancer and infectious disease Announce novel therapeutic mAb programs Receive $10 million milestone upon US Rotarix® launch: 2H08

AVANT Clinical Program Update – 3Q07 Ty800 Enrollment complete in Phase 2 trial Results expected in 1H08 CholeraGarde® Will begin Phase 2 field studies in India and Bangladesh YE07 Studies supported by Bill & Melinda Gates Foundation grant ETEC/Cholera Expect to initiate a Phase1/2 study in early 2008 Important component of “Super Enteric Vaccine” strategy

2007 Third Quarter & Nine-Month Financial Results October 31, 2007